                                                                 OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          OMB Number 3235-0145
                                                                   Expires:
                                 SCHEDULE 13D                 October 31, 1997
                                                             Estimated E average
                                                              burden hours per
                                                              form...... 14.90
                                                            --------------------


                   Under the Securities Exchange Act of 1934
                             (Amendment No.  __)*


                         Territorial Resources, Inc.
                              (Name of Issuer)

                          Common Stock, no par value
                        (Title of Class of Securities)

                                   881469209
                                 (CUSIP Number)

 Daniel A. Mercier, 734 7th Ave. S.W., Suite 1345, Calgary, Alberta, Canada T2P
                              3P8; (403)233-7914
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 30, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 881469209                                      PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JIMMY M. MCCARROLL

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES
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                          SOLE VOTING POWER
                     7
     NUMBER OF            550,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             250,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          300,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      550,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      5.42%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
*See 3, 4 and 6, below.

1.  SECURITY AND ISSUER

    This Schedule 13D relates to shares of common stock, no par value (the "Territorial Common Stock"), of Territorial Resources, Inc., a Colorado corporation ("Territorial"). The principal executive offices and mailing address of Territorial are 734 7th Ave. S.W., Suite 1345, Calgary, Alberta,
Canada T2P 3P8.

2.  IDENTITY AND BACKGROUND

    This Schedule 13D is filed on behalf of Jimmy M. McCarroll ("McCarroll"), whose business address is 1030 Townplace, Houston, Texas 77057-1942. McCarroll's current principal occupation or employment is serving as President of McCarroll Energy, Inc., Houston, Texas, an independent oil and gas operator on the Texas Gulf Coast, whose address is 1030 Townplace, Houston, Texas 77057-1942. McCarroll is also a director of Territorial.

    During the period beginning five years prior to June 30, 1997, McCarroll (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    McCarroll is a citizen of the United States.


3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On June 30, 1997, McCarroll sold to Territorial his right to receive a 2.5% undivided working interest (the "2.5% Working Interests") in two oil and gas concessions (the "Concessions") granted by the Government of Thailand relating to so-called Block B8/38 and Block B4/32 located in the Gulf of Thailand. Such sale was made pursuant to an Asset Purchase Agreement by and among Territorial, McCarroll and two affiliates of SOCO International plc, a company formed under the laws of England ("SOCO International"), which affiliates are parties to the Concessions. McCarroll earned his right to receive the 2.5% Working Interests by completing certain consulting services in favor of such affiliates of SOCO International relating to a farm-out of interests in the Concessions to MMC Exploration & Production (Thailand) Ltd.

    In exchange for the sale of McCarroll's right to receive the 2.5% Working Interests, Territorial paid to McCarroll an aggregate of (US)$210,000 in cash and issued to McCarroll an aggregate of 550,000 shares (the "McCarroll Shares") of Territorial Common Stock. The 550,000 McCarroll Shares represent approximately 5.4% of the issued and outstanding shares of Territorial Common Stock. Three hundred thousand (300,000) of such McCarroll Shares are held in escrow (the "Escrowed Shares"), pursuant to the terms of an Escrow Agreement, dated as of June 30, 1997 (the "Escrow Agreement"), by and among McCarroll, Territorial and an escrow agent (the "Escrow Agent"), and are to be released as follows:

    (a) One hundred thousand (100,000) Escrowed Shares are to be released from escrow and delivered:

          (i) to McCarroll upon the completion on or before June 30, 2000, of a "Successful Test" of a well on either Block B8/38 or Block B4/32. A "Successful Test" is defined in the Escrow Agreement as a test in which the average production rate from a well during a continuous 48-hour period exceeds 500 barrels per day at well head flowing conditions which are consistent with good oil field practice; or

          (ii) to Territorial if the condition described in clause (i) of this paragraph (a) has not occurred on or before June 30, 2000.

    (b) One hundred thousand (100,000) Escrowed Shares are to be released from escrow and delivered:

          (i) to McCarroll when the drilling and testing of another well (in addition to the well described in clause (a) above) located on either Block B8/38 or Block B4/32 has been completed, and both (A) all of the other work required to be completed in order to fulfill the work commitments through the end of the second year of the First Obligation Period, as defined in the Concession relating to Block B8/38, including any extensions of such second year

    (the "End of the B8/38 Second Year"), has in fact been completed and (B) all of the other work required to be completed in order to fulfill the work commitments under the Concession relating to Block B4/32 through the period ending at the End of the B8/38 Second Year has been completed; provided, however, that if Territorial elects not to complete the work described in this clause (B) or not to fulfill its proportionate obligations with respect to such work, then the requirement set forth in clause (B) will be deemed to have been fulfilled for purposes of the Escrow Agreement); and provided further that there is no requirement for a Successful Test on this second well prior to release of such 100,000 Escrowed Shares in accordance with the provisions of this clause (i); or

          (ii) to Territorial if the condition described in clause (i) of this paragraph (b) has not occurred on or before June 30, 2001.

    (c) One hundred thousand (100,000) Escrowed Shares are to be released from escrow and delivered:

          (i) to McCarroll if "Commercial Production," during a continuous 30-day period, of one or more wells on either Block B8/38 or Block B4/32 has commenced. "Commercial Production" is defined in the Escrow Agreement as production of either crude oil at an average daily rate of 1,000 barrels or natural gas at an average daily rate of 10 million cubic feet (10 MMCF); or

          (ii) to Territorial if the condition described in clause (i) of this paragraph (c) has not occurred on or before June 30, 2002.

The Escrow Agreement provides that McCarroll shall have all voting rights with respect to the Escrowed Shares so long as they are held in escrow.

    McCarroll currently serves as a Director of Territorial, a position he has held since October 1996.

4.  PURPOSE OF TRANSACTION

    McCarroll acquired the McCarroll Shares for investment purposes. See Item 3, above .


5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The aggregate number of shares of the class of securities identified pursuant to Item 1, above beneficially owned by McCarroll is 550,000 shares (previously defined as the "McCarroll Shares") of Territorial Common Stock, which represent approximately 5.4% of the outstanding shares of Territorial Common Stock as of the date hereof.

    (b) McCarroll has the sole power to vote all of the McCarroll Shares. McCarroll has the right to dispose of 250,000 of the McCarroll Shares. So long as any of the 300,000 Escrowed Shares are held in escrow, such Escrowed Shares may not be disposed of by McCarroll. See Item 3, above.

    (c)   Not applicable.

    (d) Dividends accruing with respect to the 300,000 Escrowed Shares during the period when such shares are held in escrow are required to be deposited with the Escrow Agent. Such deposited dividends are to be released to McCarroll or Territorial, as applicable, upon the release of the Escrowed Shares to which such dividends relate, all upon the terms and conditions set out in the Escrow Agreement. See Item 3, above.

    (e)   Not applicable.

6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
    RESPECT TO SECURITIES OF THE ISSUER

    Three hundred thousand (300,000) of the McCarroll Shares, defined above as the Escrowed Shares, are held in escrow and are subject to the provisions of the Escrow Agreement. See Item 3, above.

7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 99.1  Escrow Agreement, dated as of June 30, 1997.


                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 8, 1997


/s/ Jimmy M. McCarroll
----------------------
JIMMY M. MCCARROLL